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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                              ___________________

  TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                         1934 AND RULE 13e-3 THEREUNDER
                                 (RULE 13e-100)

                               (Amendment No. 3)

                              Travelocity.com Inc.
                                (Name of Issuer)

                              Travelocity.com Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   893953-109
                     (CUSIP Number of Class of Securities)

                              ___________________

                                Terrell B. Jones
                     President and Chief Executive Officer
                              Travelocity.com Inc.
                            15100 Trinity Boulevard
                            Fort Worth, Texas 76155
                                 (817) 785-8000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                with copies to:

                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                              Dallas, Texas 75201
                                 (214) 740-8000

       This statement is filed in connection with (check the appropriate box):

       a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

       b. / / The filing of a registration statement under the Securities Act of 1933.

       c.  /X/  A tender offer.

       d.  / /  None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

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        Check the following box if the filing is a final amendment reporting the results of the transaction:  / /

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
                Transaction Value           Amount of Filing Fee
-------------------------------------------------------------------------------
                 $490,944,860(1)               $45,166.93(2)
-------------------------------------------------------------------------------

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc. at a purchase price of $28.00 per Share, net to the seller in cash. Such number of Shares assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to options to purchase 2,515,904 Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,166.93   Filing Party: Travelocity Holdings Sub Inc.
                                                   Sabre Holdings Corporation

Form or Registration No.: SC TO-T    Date Filed:   March 5, 2002 ($37,101.40)
                          SC TO-T/A                March 18, 2002 ($8,065.53)

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        This Amendment No. 3 is filed by Travelocity.com Inc., a Delaware corporation (the "Company"). The filing person is the subject company. This Amendment No. 3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by the Company on March 18, 2002, as amended by Amendment No. 1 thereto, dated March 28, 2002, and Amendment No. 2 thereto, dated April 4, 2002 (as amended, the "Schedule 13E-3"), relating to the tender offer by Travelocity Holdings Sub Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company at a purchase price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 5, 2002, as supplemented by the Supplement thereto, dated March 18, 2002, and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

        Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Schedule 13E-3.

Items 1, 4, 11 and 15.

        Items 1, 4, 11 and 15 of the Schedule 13E-3 are hereby amended by adding the following thereto:

        "At 12:00 midnight, New York City time, on Friday, April 5, 2002, the Offer expired. Parent estimates that 14,337,359 Shares, including guaranteed deliveries, were tendered. The Company has been informed that the Purchaser has accepted for payment all validly tendered Shares and will make prompt payment to the depositary for the accepted Shares. Parent has also informed the Company that Parent expects to complete a "short-form" merger in which the Company will become a wholly owned subsidiary of Parent and each Share that was not tendered, other than shares owned by Parent and stockholders validly exercising appraisal rights under Delaware law, will be converted into a right to receive $28.00 in cash without interest. Parent expects to complete the merger on April 11, 2002."

        The full text of the press release announcing completion of the Offer is attached as Exhibit (a)(29) hereto and incorporated herein by reference."

Item 16.

        Item 16 of the Schedule 13E-3 is hereby supplemented as follows:

Exhibit No.    Description
-----------    -----------

(a)(29) Text of release of Parent announcing completion of the Offer, dated April 8, 2002.

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                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                TRAVELOCITY.COM INC.

                                By: /s/ Terrell B. Jones
                                    -----------------------------------------
                                    Name:  Terrell B. Jones
                                    Title: President and Chief Executive Officer


Dated:  April 8, 2002